[SONNENSCHEIN NATH & ROSENTHAL LLP LETTERHEAD]


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Joseph H. Schmitt
212-768-6983
jschmitt@sonnenschein.com




September 12, 2006


VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


          Re:  Tasker Products Corp.
               Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-133549) and Response to SEC Staff Comments sent by a letter dated July 24, 2006
               -------------------------------------------------------

Ladies and Gentlemen:

     On September 5, 2006, Tasker Products Corp. (the "Company") transmitted for electronic filing via the EDGAR system Amendment No. 2 to its Registration Statement on Form S-1 (Registration No. 333-133549) and a letter, dated September 5, 2006, responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") by a letter dated July 24, 2006.

     The Company is separately transmitting, as supplemental information under Rule 418 of the Securities Act of 1933, Annex A, Annex B, Annex C, and Annex D relating to its responses to comments 11, 25, 26, and 27, respectively (the "Supplemental Information"), and requesting confidential treatment for the Supplemental Information under the Freedom of Information Act. Accordingly, this EDGAR transmission does not contain the Supplemental Information. We are also requesting under Rule 418(b) that the Staff return the Supplemental Information to the undersigned after completing its review.

     If any member of the Staff has any questions or comments regarding the enclosed, we request such member direct such question(s) to Kenneth Rosenblum (212-496-6367) or the undersigned (212-768-6983).

                                             Very truly yours,

                                             /s/ Joseph H. Schmitt

                                             Joseph H. Schmitt